82-3818

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2005 AND 2004

(Thousands of Pesos)

	CONCEPTS	2005 Amount	%	2004 Amount	%
1	**TOTAL ASSETS**	**4,448,190**	**100**	**4,551,983**	**100**
2	**CURRENT ASSETS**	**2,018,359**	**45**	**2,274,704**	**50**
3	CASH AND SHORT TERM INVESTMENTS	32,607	1	53,524	1
4	ACCOUNTS RECEIVABLE (NET)	816,580	18	762,428	17
5	OTHER RECEIVABLES (NET)	276,753	6	249,883	5
6	INVENTORIES	832,077	19	1,139,535	25
7	OTHER CURRENT ASSETS	60,342	1	69,334	2
8	**LONG-TERM**	**190,994**	**4**	**171,105**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	-	-	-	-
10	INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES	190,994	4	171,105	4
11	OTHER INVESTMENTS	-	-	-	-
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**2,007,335**	**45**	**1,824,789**	**40**
13	PROPERTY	973,422	22	910,993	20
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,689,452	38	1,707,231	38
15	OTHER EQUIPMENT	421,654	9	210,592	5
16	ACCUMULATED DEPRECIATION	1,143,405	26	1,076,330	24
17	CONSTRUCTION IN PROGRESS	66,212	1	72,303	2
18	**DEFERRED ASSETS (NET)**	**231,502**	**5**	**281,385**	**6**
19	**OTHER ASSETS**	-	-	-	-
20	**TOTAL LIABILITIES**	**1,838,222**	**100**	**2,343,649**	**100**
21	**CURRENT LIABILITIES**	**854,410**	**46**	**995,405**	**42**
22	TRADE ACCOUNTS PAYABLE	329,857	18	511,858	22
23	BANK LOANS	228,452	12	384,782	16
24	STOCK MARKET LOANS	-	-	-	-
25	TAXES PAYABLE	188,518	10	13,440	1
26	OTHER CURRENT LIABILITIES	107,583	6	85,325	4
27	**LONG-TERM LIABILITIES**	**796,236**	**43**	**1,030,960**	**44**
28	BANK LOANS	796,236	43	1,030,960	44
29	STOCK MARKET LOANS	-	-	-	-
30	OTHER LOANS	-	-	-	-
31	**DEFERRED LOANS**	**168,985**	**9**	**289,769**	**12**
32	**OTHER LIABILITIES**	**18,591**	**1**	**27,515**	**1**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**2,609,968**	**100**	**2,208,334**	**100**
34	**MINORITY INTEREST**	**640,281**	**25**	**606,411**	**27**
35	**MAJORITY INTEREST**	**1,969,687**	**75**	**1,601,923**	**73**
36	**CONTRIBUTED CAPITAL**	**1,099,237**	**42**	**1,086,858**	**49**
37	COMMON STOCK (NOMINAL)	432,275	17	422,715	19
38	RESTATEMENT OF COMMON STOCK	462,279	18	459,460	21
39	ADDITIONAL PAID-IN CAPITAL	204,683	8	204,683	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-	-	-
41	**CAPITAL INCREASE (DECREASE)**	**870,450**	**33**	**515,065**	**23**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,586,032	99	2,598,498	118
43	REPURCHASE FUND OF SHARES	233,036	9	185,707	8
44	DEFICIT FROM RESTATEMENT	(2,249,181)	(86)	(2,255,816)	(102)
45	NET INCOME FOR THE YEAR	300,563	12	(13,324)	(1)

dlw 3/15

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

BREAKDOWN OF MAIN CONCEPTS

AS OF DECEMBER 31, 2005 AND 2004

(Thousands of Pesos)

REF S	CONCEPTS	2005		2004	
		Amount	%	Amount	%
3	**CASH AND SHORT TERM INVESTMENTS**	**32,607**	**100**	**53,524**	**100**
46	CASH	-	-	-	-
47	SHORT-TERM INVESTMENTS	32,607	100	53,524	100
18	**DEFERRED ASSETS (NET)**	**231,502**	**100**	**281,385**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	215,426	93	-	-
49	GOODWILL	-	-	217,467	100
50	DEFERRED TAXES	-	-	-	-
51	OTHERS	16,076	100	63,918	100
21	**CURRENT LIABILITIES**	**854,410**	**100**	**995,405**	**100**
52	FOREIGN CURRENCY LIABILITIES	77,641	9	55,889	6
53	MEXICAN PESOS LIABILITIES	776,769	91	939,516	94
24	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	-	-	-	-
56	CURRENT MATURITIES OF BONDS	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**107,583**	**100**	**85,325**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT COST	107,583	100	85,325	100
27	**LONG-TERM LIABILITIES**	**796,236**	**100**	**1,030,960**	**100**
59	FOREIGN CURRENCY LIABILITIES	141,792	18	289,309	28
60	MEXICAN PESOS LIABILITIES	654,444	82	741,651	72
29	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	**-**	**100**	**-**	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT COST	-	-	-	-
31	**DEFERRED LOANS**	**168,985**	**100**	**289,769**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	168,985	100	289,769	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	**18,591**	**100**	**27,515**	**100**
68	RESERVES	18,591	100	27,515	100
69	OTHERS LIABILITIES	-	-	-	-
44	**DEFICIT FROM RESTATEMENT**	**(2,249,181)**	**100**	**(2,255,816)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION ASSETS	(2,249,181)	100	(2,255,816)	100

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

OTHER CONCEPTS

AS OF DECEMBER 31, 2005 AND 2004

(Thousands of Pesos)

REF S	CONCEPTS	2005		2004	
		Amount		Amount	
72	WORKING CAPITAL	1,163,949		1,279,299	
73	PENSIONS FUND AND SENIORITY PREMIUMS	38,547		16,593	
74	EXECUTIVES (*)	16		16	
75	EMPLOYEES (*)	2,597		2,376	
76	WORKERS (*)	3,167		2,698	
77	OUTSTANDING ORDINARY SHARES (*)	431,999,963		422,446,363	
78	REPURCHASED SHARES (*)	37		9,553,637	

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

YTD DECEMBER 2005 vs YTD DECEMBER 2004

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2005		YTD DECEMBER 2004	
		Amount	%	Amount	%
1	**NET SALES**	**5,705,585**	**100**	**5,630,938**	**100**
2	COST OF SALES	3,419,230	60	3,533,778	63
3	**GROSS PROFIT**	**2,286,355**	**40**	**2,097,160**	**37**
4	OPERATING EXPENSES	1,487,807	26	1,663,263	30
5	**OPERATING INCOME**	**798,548**	**14**	**433,897**	**8**
6	COMPREHENSIVE FINANCING COST	85,578	1	85,579	2
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**712,970**	**12**	**348,318**	**6**
8	OTHER EXPENSE (INCOME)	(124,988)	(2)	(16,827)	(0)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**837,958**	**15**	**365,145**	**6**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	262,641	5	123,170	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**575,317**	**10**	**241,975**	**4**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	7,481	0	10,897	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**582,798**	**10**	**252,872**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**582,798**	**10**	**252,872**	**4**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	83,868	1	43,399	1
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	93,875	2
18	**NET INCOME**	**498,930**	**9**	**115,598**	**2**
19	MINORITY INCOME	198,367	3	128,922	2
20	**MAJORITY INCOME**	**300,563**	**5**	**(13,324)**	**(0)**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

YTD DECEMBER 2005 vs YTD DECEMBER 2004

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2005		YTD DECEMBER 2004	
		Amount	%	Amount	%
1	**NET SALES**	**5,705,585**	**100**	**5,630,938**	**100**
21	DOMESTIC	5,276,777	92	5,266,461	94
22	FOREIGN	428,808	8	364,477	6
23	TRANSLATED INTO DOLLARS (***)	39,401	1	30,854	1
6	**COMPREHENSIVE FINANCING COST**	**85,578**	**100**	**85,579**	**100**
24	INTEREST EXPENSE	134,441	157	132,212	154
25	FOREING EXCHANGE LOSS	-	-	-	-
26	INTEREST INCOME	12,783	15	3,370	4
27	FOREING EXCHANGE GAIN	5,662	7	4,678	5
28	MONETARY POSITION GAIN	(30,418)	(36)	(38,585)	(45)
42	UDIS RESTATEMENT LOSS	-	-	-	-
43	UDIS RESTATEMENT GAIN	-	-	-	-
8	**OTHER EXPENSE (INCOME)**	**(124,988)**	**100**	**(16,827)**	**100**
29	OTHER NET EXPENSES (INCOME), NET	(124,988)	100	(16,827)	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**262,641**	**100**	**123,170**	**100**
32	INCOME TAX	290,051	110	120,649	98
33	DEFERRED INCOME TAX	(39,910)	(15)	558	0
34	WORKERS' PROFIT SHARING	12,500	5	1,963	2
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

YTD DECEMBER 2005 vs YTD DECEMBER 2004

(Thousands of Pesos)

REF R	CONCEPTS	YTD DECEMBER 2005		YTD DECEMBER 2004	
		Amount		Amount	
36	TOTAL SALES	6,304,506		6,205,768	
37	NET INCOME OF THE YEAR	943,503		365,603	
38	NET SALES (**)	5,705,585		5,630,938	
39	OPERATING INCOME (**)	798,548		433,897	
40	MAJORITY NET INCOME (**)	300,563		(13,324)	
41	NET INCOME (**)	498,930		115,598	
(**) LAST TWELVE MONTHS					

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YTD DECEMBER 2005 vs YTD DECEMBER 2004

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2005		YTD DECEMBER 2004	
		Amount		Amount	
1	**NET INCOME**	**498,930**		**115,598**	
2	+(-) NON-CASH ITEMS	60,973		209,156	
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**559,903**		**324,754**	
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	274,808		168,506	
5	**NET RESOURCES PROVIDED BY OPERATING ACTIVITIES**	**834,711**		**493,260**	
6	CASH FLOW FROM EXTERNAL FINANCING	(385,392)		(409,651)	
7	CASH FLOW FROM INTERNAL FINANCING	(97,935)		(48,085)	
8	**NET RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES**	**(483,327)**		**(457,736)**	
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(372,301)**		**(54,748)**	
10	NET INCREASE (DECREASE) IN CASH AND SHORT TERM INVESTMENTS	(20,917)		(19,224)	
11	CASH AND SHORT TERM INVESTMENTS AT THE BEGINNING OF PERIOD	53,524		72,748	
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	32,607		53,524	

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

YTD DECEMBER 2005 vs YTD DECEMBER 2004

(Thousands of Pesos)

REF C	CONCEPTS	YTD DECEMBER 2005		YTD DECEMBER 2004	
		Amount		Amount	
2	**+(-) NON-CASH ITEMS**	**60,973**		**209,156**	
13	DEPRECIATION AND AMORTIZATION	117,290		117,898	
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(8,926)		5,589	
15	+ (-) FOREIGN EXCHANGE LOSS (GAIN)	(5,662)		(4,678)	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-		-	
17	+ (-) OTHER ITEMS	(47,392)		(24,918)	
40	+ (-) OTHER ITEMS NOT RELATED TO EBITDA	5,663		115,265	
4	**CASH FLOW FROM CHANGES IN WORKING CAPITAL**	**274,808**		**168,506**	
18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(81,022)		188,906	
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	294,363		(245,139)	
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	65,002		93,442	
21	+ (-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	(182,000)		140,043	
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	178,465		(8,746)	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(385,392)**		**(409,651)**	
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(155,482)		(123,231)	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(229,910)		(286,420)	
25	+ DIVIDEND RECEIVED	-		-	
26	+ OTHER FINANCING	-		-	
27	(-) BANK FINANCING AMORTIZATION	-		-	
28	(-) STOCK MARKET LOANS AMORTIZATION	-		-	
29	(-) OTHER FINANCING AMORTIZATION	-		-	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(97,935)**		**(48,085)**	
30	+ (-) PURCHASES OF COMPANY'S COMMON STOCK	-		6,303	
31	(-) DIVIDENDS PAID	(158,500)		(54,388)	
32	+ ADDITIONAL PAID-IN CAPITAL	60,565		-	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-		-	
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(372,301)**		**(54,748)**	
34	+ (-) INVESTMENTS IN COMMON STOCK	(13,928)		-	
35	(-) PURCHASES OF PROPERTY, PLANT AND EQUIPMENT	(329,856)		(24,406)	
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(28,517)		(30,342)	
37	+ SALE OF OTHER PERMANENT INVESTMENTS	-		-	
38	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	-		-	
39	+ (-) OTHER ITEMS	-		-	

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
RATIOS
CONSOLIDATED

REF P	CONCEPTS	YTD DECEMBER 2005		YTD DECEMBER 2004	
	YIELD				
1	NET INCOME TO NET SALES	8.74	%	2.05	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.26	%	-0.83	%
3	NET INCOME TO TOTAL ASSETS (**)	11.22	%	2.54	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	87.91	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.10	%	33.38	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.28	times	1.24	times
7	NET SALES TO FIXED ASSETS (**)	2.84	times	3.09	times
8	INVENTORIES ROTATION (**)	4.11	times	3.10	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45	days	42	days
10	INTEREST EXPENSE TO TOTAL LIABILITIES WITH COST (**)	13.12	%	9.34	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	41.33	%	51.49	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.70	times	1.06	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	11.94	%	14.73	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	39.67	%	56.50	%
15	OPERATING INCOME TO INTEREST EXPENSE	5.94	times	3.28	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.10	times	2.40	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.36	times	2.29	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.39	times	1.14	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.10	times	0.97	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.82	%	5.38	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	9.81	%	5.77	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.82	%	2.99	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST EXPENSE	6.21	times	3.73	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	79.74	%	89.50	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	20.26	%	10.50	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	88.60	%	44.58	%
(**) LAST TWELVE MONTHS					

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
DATA PER SHARE

REF D	CONCEPTS	YTD DECEMBER 2005 Amount		YTD DECEMBER 2004 Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.70		($0.03	
2	BASIC PROFIT PER PREFERENT SHARE (**)	-		-	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	-		-	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)	$ 1.35		$ 0.58	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.19		$ 0.10	
7	EFFECT BY CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		$ 0.22	
8	BOOK VALUE PER SHARE	$ 4.56		$ 3.79	
9	CASH DIVIDEND ACCUMULATED PER SHARE	-		$ 0.12	
10	STOCK DIVIDEND PER SHARE	-	shares	-	shares
11	MARKET PRICE TO BOOK VALUE	1.72	times	1.44	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.28	times	(173.63)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	-	times	-	times

(**) USING LAST TWELVE MONTHS NET INCOME

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

4TH. QUARTER 2005 vs 4TH. QUARTER 2004

(Thousands of Pesos)

REF T	CONCEPTS	4TH. QUARTER 2005		4TH. QUARTER 2004	
		Amount	%	Amount	%
1	**NET SALES**	**1,649,846**	**100**	**1,625,387**	**100**
2	COST OF SALES	1,015,401	62	1,017,080	63
3	**GROSS PROFIT**	**634,445**	**38**	**608,307**	**37**
4	OPERATING EXPENSES	410,817	25	468,986	29
5	**OPERATING INCOME**	**223,628**	**14**	**139,321**	**9**
6	COMPREHENSIVE FINANCING COST	9,395	1	19,592	1
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**214,233**	**13**	**119,729**	**7**
8	OTHER EXPENSE (INCOME)	(144,241)	(9)	(27,427)	(2)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**358,474**	**22**	**147,156**	**9**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	104,445	6	35,186	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**254,029**	**15**	**111,970**	**7**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	442	0	6,665	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**254,471**	**15**	**118,635**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**254,471**	**15**	**118,635**	**7**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	83,868	5	43,399	3
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**170,603**	**10**	**75,236**	**5**
19	MINORITY INCOME	71,935	4	52,497	3
20	**MAJORITY INCOME**	**98,668**	**6**	**22,739**	**1**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

4TH. QUARTER 2005 vs 4TH. QUARTER 2004

(Thousands of Pesos)

REF T	CONCEPTS	4TH. QUARTER 2005		4TH. QUARTER 2004	
		Amount	%	Amount	%
1	**NET SALES**	**1,649,846**	**100**	**1,625,387**	**100**
21	DOMESTIC	1,532,163	93	1,543,588	95
22	FOREIGN	117,683	7	81,799	5
23	TRANSLATED INTO DOLLARS (***)	11,443	1	7,024	0
6	**COMPREHENSIVE FINANCING COST**	**9,395**	**100**	**19,592**	**100**
24	INTEREST EXPENSE	32,447	345	38,993	199
25	FOREING EXCHANGE LOSS	-	-	-	-
26	INTEREST INCOME	3,242	35	1,249	6
27	FOREING EXCHANGE GAIN	1,899	20	4,427	23
28	MONETARY POSITION GAIN	(17,911)	(191)	(13,725)	(70)
8	**OTHER EXPENSE (INCOME)**	**(144,241)**	**100**	**(27,427)**	**100**
29	OTHER NET EXPENSES (INCOME), NET	(144,241)	115	(27,427)	163
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**104,445**	**100**	**35,186**	**100**
32	INCOME TAX	78,227	75	(7,714)	(22)
33	DEFERRED INCOME TAX	17,301	17	42,900	122
34	WORKERS' PROFIT SHARING	8,917	9	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

DECLARATION FROM THE COMPANY OFFICIALS RESPONSIBLES FOR THE INFORMATION

THE SUBSCRIBERS DECLARE UNDER A TRUE PROTEST THAT IN THE ENVIROMENT OF OUR JOBS WE ELABORATE THE FINANCIAL INFORMATION RELATED TO GRUPO HERDEZ, S.A. DE C.V. CONTAINED IN THIS QUARTER REPORT, WHICH, IN OUR UNDERSTANDING, REFLECTS REASONABLE ITS SITUATION, HOWEVER, WE DECLARE THAT WE DO NOT HAVE KNOWLEDGE OF RELEVANT INFORMATION HAS BEEN OMITED OR FALSIFIED IN THIS QUARTER REPORT OR CONTAINS INFORMATION THAT IT COULD PROVOKE AN ERROR TO THE INVESTORS.

LIC. HÉCTOR HERNÁNDEZ PONS T.
PRESIDENT AND CEO.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR OF ADMINISTRATION AND FINANCE

MÉXICO, D.F. MARCH 8 OF 2006.

GRUPO HERDEZ, S. A. DE C. V.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Figures stated in thousands of Mexican pesos
of December 31, 2005 purchasing power
(except change rates)

NOTE 1 - BASIS FOR CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main activities of the company are the establishment, organization, acquisition and promotion of all types of businesses and manufacturing concerns. The company has not employees. The consolidated financial statements include those of Grupo Herdez, S. A. de C. V. (Grupher) and the following subsidiaries:

Company	%	Activity
Herdez, S. A. de C. V. (Herdez)	100%	Manufacture, production, purchase and sale of canned foods and cosmetics, importation and exportation of goods and services, rendering of administrative, accounting, distribution and real estate services. Additionally, it is the majority shareholder of Arpons, S. A. de C. V. (Arpons)100%, Herimex, S. A. de C. V. (Herimex) 51%, Herport, S. A. de C. V. (Herport) 50%, Hersail, S. A. de C. V. (Hersail) 50%, Grupo Inmobiliario (real estate companies) 100% and Herdez Europa 95%.
Grupo Búfalo, S. A. de C. V. (Grupo Búfalo)	100%	Incorporation, organization, acquisition and promotion of all type of businesses and manufacturing concerns, as well as the purchase and sale of foodstuffs.
Yavaros Industrial, S. A. de C. V. (Yavaros)	100%	Fishing and marine trapping, gathering of agricultural products, industrialization, processing and marketing of marine and agricultural products.

Company	%	Activity
Compañía Comercial Herdez, S. A. de C. V.	(1)	Purchase and sale of canned foods, cosmetics and importation and exportation of goods.
Alimentos Deshidratados del Bajío, S. A. de C. V. (ADB)	100%	Manufacturing, sale and distribution of onion, garlic, vegetable and dehydrated products and holds the 24% of Fórmula Alimenticia, S. A. de C. V.
Almacenadora Herpons, S. A. de C. V. (Almacenadora Herpons)	100%	Construction, acquisition and organization of offices and warehouses for the storage of all kind of goods.
Hersea, S. A. de C. V. (Hersea)	100%	Tuna fishing.
Miel Carlota, S. A. de C. V. (Miel Carlota)	95%	Purchase and sale of honey and related products.
Hormel Alimentos, S. A. de C. V. (Hormel Alimentos)	50%	Purchase, sale, production, distribution, importation and exportation of canned foods.
McCormick de México, S. A. de C. V. (McCormick)	50%	Production of canned foods.
Sociedad de Desarrollo Agrícola H. P., S. A. de C. V. (SDA)	95%	Agricultural, agribusiness and forestry.
Barilla México, S. A. de C. V. (Barilla México)	50%	Purchase, importation, sale and distribution of pasta.
Fábrica de Envases del Pacífico, S. A. de C. V. (FEPSA)	50%	Manufacture, production and sale of cann food

(1) The company incorporated on December 1, 2004 as a result of the spin-off from Herdez on that same date. The capital stock is $32,667.

The financial statements have been prepared by applying accounting principles generally accepted in Mexico, and include the following significant accounting policies, including concepts, methods and criteria relative to the recognition of effects of inflation on the financial information.

a. The financial statements are stated in thousands of Mexican pesos (Ps) of constant purchasing power as of December 31, 2005.

b. All significant intercompany transactions are eliminated for consolidation purposes. The individual financial statements of Grupher as of December 31, 2005 and 2004 are included, in which the investment in subsidiaries (eliminated from consolidation against stockholders' equity of the subsidiaries) is valued by the equity method. Consolidation was carried out on the basis of the audited financial statements of the subsidiaries.

c. Up to December 31, 2003, Grupher and subsidiaries recorded the net book value of acquired shares by means of systematic charges to income for the period over a term of 15 years. However, as from 2004, they opted for advance application of the provisions of Statement B-7, "Business Acquisitions", which establish the purchase method as the only valuation rule for the acquisition of a business. Statement B-7 modifies the accounting treatment of goodwill, eliminating amortization as from the date on which the statement went into effect, and subjecting it to annual impairment rules. Likewise, it provides specific rules for the acquisition of a minority interest and the transfer of assets or the exchange of shares between entities belonging to the same interest group.

d. Marketable securities are stated at cost, which approximates market value.

e. Inventories are expressed at the last purchase price or production cost, which does not exceed market. Cost of sales is determined by the last-in first-out method.

f. Property, plant and equipment and the related accumulated depreciation are restated by applying the National Consumer Price Index (NCPI) in accordance with the Fifth Series of Amendments to Statement B-10 of the Mexican Institute of Public Accountants (MIPA), in the specific case of some fixed asset, they are restated limited to their market value.

   The value of those assets is subject to an annual impairment evaluation. (See Notes 1g. and 5.)

g. Grupher and subsidiaries adopted the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal", issued by the Mexican Institute of Public Accountants, which establishes criteria for the identification and, when applicable, the recording of impairment losses or the reduction in value of long-lived tangible and intangible assets, including goodwill. The Grupher and subsidiaries calculations resulting from adoption for the guidelines of that statement at January 1 and December 31, 2004 gave rise to an initial tax effect of Ps90,850, charged to income for the period. Additionally, at the end of the period, a credit effect on income for the period was determined as a result of a reversal, whose effect was Ps21,300. (See Note 5).

h. Up to December 31, 2003, Grupher and subsidiaries recorded trademark rights by restating them on the basis of NCPI factors, and amortized them at annual rates. At December 31, 2005 and 2004, they are shown under other assets in the balance sheet. As from the period ended on December 31, 2005, Grupher and subsidiaries adopted the guidelines established in Statement C-8, "Intangible Assets", and no longer amortized intangible assets corresponding to the trademarks, which were subjected to impairment studies based on expectations for future economic benefits. As a result of those studies, at December 31, 2005, there was no effect to be recorded in income for the period.

i. The company's liabilities and liability provisions recorded in the balance sheet represent present obligations whose settlement is likely to require the use of economic resources. Those provisions have been entered into the accounting records as per management's best reasonable estimation to cover the present obligations. However, actual results could differ from the provisions recorded.

j. Income tax is recorded by the comprehensive method of assets and liabilities, which, in principle, recognizes deferred income tax on all differences between the book and tax values of assets and liabilities.

k. Seniority premiums to which employees are entitled upon termination of employment after 12 years of service, in accordance with the collective labor contract, are recognized as expenses for the year in which the corresponding services are rendered, through contributions to an irrevocable trust fund, based on actuarial studies.

The aforementioned plans are calculated based on the projected unit credit method. Below there is a summary of the main financial data for said plans at December 31, 2005.

	December 2005
Projected benefit obligation	(Ps100,654)
Plan assets at market value	38,547
Unamortized prior service cost	33,385
Unamortized variation in assumptions and actuarial adjustments	10,132
Projected net liability	(Ps18,590)
Accumulated benefit obligation	(Ps84,891)
Unamortized transition liability	(Ps66,301)
Net cost for the period	Ps 13,764

The transition liability is amortized by the straight-line method over the average remaining useful lives of the employees expected to receive the benefits approximately 16 years.

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

l. Transactions in foreign currency are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

m. The gain or loss on net monetary position represents the effects of inflation, as measured in terms of the NCPI, on monthly net monetary assets and liabilities during the year.

n. The capital stock, subscription premiums and retained earnings represent the value of these items in purchasing power at the end of the year, as measured in terms of the NCPI.

   The premium on share subscription represents the difference between the payment for subscribed shares and the nominal value of those shares.

o. The deficit in the restatement of capital is represented by the cumulative result on net monetary position and the result from holding non monetary assets which represents the amount by which the increase in the restated value of these assets, applying specific costs, exceeded or fell short of inflation, measured in terms of the NCPI.

p. Net income per share is determined based on the weighted average of shares in circulation in accordance with Statement B-14 issued by the MIPA.

NOTE 2 - FOREIGN CURRENCY:

At December 31, 2005, the exchange rate was Ps10.63 to the US dollar.

The information which follows is expressed in thousands of US dollars, since this is the currency in which most of the company's and subsidiaries' foreign currency transactions are carried out.

At December 31, 2005, the company and its subsidiaries had the following US dollar monetary assets and liabilities:

	Consolidated	
	2005	2004
Assets	US 6,762	US 6,481
Liabilities	(20,634)	(29,963)
Net short position	(US 13,872)	(US 23,482)

At December 31, 2005 and 2004, the company and its subsidiaries had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can be determined only in dollars:

	Consolidated	
	2005	2004
Inventories	US 2,881	US 6,822
Machinery and equipment	117,800	100,772
	US 120,681	US 107,594

NOTE 3 - ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT:

	Consolidated	
	2005	2004
Buildings	Ps 705,485	Ps 663,122
Machinery and equipment	1,689,453	1,714,057
Fish equipment	194,702	11,480
Furniture and fixtures	79,511	79,253
Transportation and stowing equipment	74,547	72,119
Electronic equipment	67,984	59,219
	2,811,682	2,604,452
Less - Accumulated depreciation	(1,143,405)	(1,076,330)
	1,668,277	1,528,122
Land	272,846	224,363
Constructions in progress, machinery in transit and advances to suppliers	66,211	72,304
	Ps 2,007,334	Ps 1,824,789

At December 31, 2004, as a result of adopting the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal", Grupher and subsidiaries recognized and recorded an net effect of Ps103,108 for impairment in the fixed assets.

NOTE 4 - INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES:

Company	Equity	Total
Consolidated subsidiaries:		
Herdez	100%	Ps 249,990
Compañía Comercial Herdez	100%	497,280
McCormick	50%	392,607
Yavaros	100%	(2,521)
Grupo Búfalo	100%	126,328
ADB	100%	39,316
Almacenadora Herpons	100%	69,645
Miel Carlota	95%	22,930
Hormel Alimentos	50%	66,033
Hersea	100%	19,530
SDA	95%	18,299
Barilla Mexico	50%	184,613
Hermarcas	100%	33,994
Asociadas		90,803
		Ps 1,808,847
Associated companies of the subsidiaries		12,141

NOTE 5 - FINANCIAL INFORMATION BY SEGMENT:

Group management issues internal financial information that is used as a base for evaluations and decision-making. Below is the information on sales made abroad, by geographical segment:

	December 31,			
	2005		2004	
	Mexico	USA	Mexico	USA
Net sales	Ps 5,277	Ps429	Ps 5,267	Ps 365
Operating income	739	60	405	29
Net income	278	23	(13)	(0)
Depreciation and amortization	108	9	110	7
EBITDA	847	69	516	36
Total assets	4,114	334	4,465	87
Total liabilities	1,701	138	2,192	152

NOTE 7 - STOCKHOLDERS' EQUITY:

Dividends are free from income tax if paid from the after-tax earnings account (CUFIN) and are subject to tax of from 4.62% to 7.69% if they arise from the reinvested CUFIN. Dividends exceeding the CUFIN are subject to tax equivalent to 49.25%, 42.85%, 40.84% and 38.91% if paid in 2004, 2005, 2006 and 2007, respectively. The tax is payable by the company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

In capital reductions, the excess of capital stock over capital contributions, the latter restated in accordance with the procedures specified in the IT Law, are accorded the same tax treatment as dividends.

Below are the nominal value and restatement increment of stockholders' equity components other than capital stock:

	Nominal value	Restatement increment
Retained earnings	Ps1,590,439	Ps1,529,193
Subscription premiums	Ps 43,572	Ps 161,111

During 2005, the company purchased 539,800 shares from the Market Stock Exchange in an average price of $6.6579 per share.

The capital stock subscribed and paid amounts to Ps432,275 plus a restatement increment of Ps462,277 to express it in Mexican pesos of purchasing power as of December 31, 2005, and is represented by 431,999,963 registered common shares with no par value.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	ACQUISITION COST	PRESENT VALUE
SUBSIDIARIES					
HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100	56,093	249,989
COMPAÑÍA COMERCIAL HERDEZ S.A. DE C.V.	COMERCIALIZ. PRODS ALIMENT ENVAS	326,672,310	100	425,355	497,279
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50	163,603	392,607
GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100	38,465	126,327
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95	12,427	22,929
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100	73,576	-2,521
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50	29,782	66,033
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100	11,061	69,645
ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100	35,460	39,317
HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100	40,000	19,530
SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	95	39,775	18,299
BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	50	88,874	184,613
HERMARCAS S.A. DE C.V.	USO, EXPLOTACION Y ADQUIS. DE SECRETOS	25,459,860	100	33,994	33,994
TOTAL INVESTMENT IN SUBSIDIARIES				1,048,465	1,718,041
OTHER AFFILIATES		1	0	66,861	190,994
				66,861	190,994
T O T A L				1,115,326	1,909,035

CREDITS BREAK DOWN

ANNEX 5

Credit Type / Institution	Amortization Date	Interest Rate	Denominated in pesos		Amortization of Credits in Foreign Currency with National Entities (Thousand Pesos)						Amortization of Credits in Foreign Currency with Foreign Entities (Thousand Pesos)					
			Short Term	Long Term	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year
BANKS (3)																
BANCOMEXT	31/12/2006	5.01	0	0	70,896											
BANCOMEXT	19/12/2008	5.01	0	0				141,792								
INBURSA	15/02/2006	9.55	4,000	0												
INBURSA	01/12/2010	11.05	0	49,000												
BANCOMER	31/12/2006	9.7	18,889	0												
BANCOMER	31/03/2010	9.7	0	66,111												
BANAMEX	22/12/2010	9.75	0	100,000												
BANCOMEXT	20/09/2006	9.95	21,667	0												
BANCOMEXT	18/03/2009	9.95	0	108,333												
INBURSA	01/12/2010	10.98	0	100,000												
INBURSA 1	31/12/2006	11.08	20,000	0												
INBURSA 1	01/12/2010	11.08	0	60,000												
INBURSA 2	31/12/2006	11.08	20,000	0												
INBURSA 2	01/12/2010	11.08	0	60,000												
INBURSA 3	31/12/2006	11.08	4,000	0												
INBURSA 3	01/12/2010	11.08	0	17,000												
INBURSA 4	31/12/2006	10.2	14,000	0												
INBURSA 4	01/12/2010	10.2	0	44,000												
SCOTIABANK INVERLAT 1	31/12/2006	9.81	25,000	0												
SCOTIABANK INVERLAT 1	30/09/2008	9.81	0	50,000												
BANCOMER	19/01/2006	9.4	30,000	0												
TOTAL BANKS			157,556	654,444	70,896	0	0	141,792	0	0	0	0	0	0	0	0
Other Suppliers			323,569	0							6,288					
TOTAL SUPPLIERS			323,569	0	0	0	0	0	0	0	6,288	0	0	0	0	0
Other Current Liabilities and Credits																
Other Payable Accounts			107,126	0							457					
TOTAL			588,251	654,444	70,896	0	0	141,792	0	0	6,745	0	0	0	0	0

MONETARY POSITION IN FOREIGN CURRENCY

ANNEX 6

	DOLLARS		OTHER CURR.		TOTAL
FOREIGN MONETARY POSITION	TH. DOLL.	TH. PESOS	TH. O.C.	TH. PESOS	TH. PESOS
TOTAL ASSETS	4,572	48,620	2,190	23,293	71,913
TOTAL LIABILITIES	20,443	217,400	191	2,033	219,433
SHORT TERM	7,110	75,608	191	2,033	77,641
LONG TERM	13,333	141,792	0	0	141,792
NET BALANCE	-15,871	-168,780	1,999	21,260	-147,520

THE EXCHANGE RATE FOR 1 DOLLAR IS $10.6344

THE EXCHANGE RATE FOR 1 EURO IS $12.7631

INTEGRATION AND CALCULATION OF MONETARY POSITION

ANNEX 7

Month	Monetary Assets	Monetary Liabilities	Monetary Position	Monthly Inflation	Monthly Result
January	2,065,486	2,790,122	-724,636	0	0
February	2,217,885	2,904,896	-687,011	0.01	2,267
March	2,178,080	2,736,625	-558,546	0.01	2,513
April	2,103,187	2,653,177	-549,991	0.01	1,925
May	2,814,836	3,392,239	-577,403	-0.01	-1,444
June	2,306,416	2,856,497	-550,080	0.01	-495
July	2,487,162	2,951,493	-464,331	0.01	1,811
August	2,457,199	2,941,801	-484,602	0.01	533
September	2,364,404	2,843,539	-479,135	0.01	1,917
October	2,300,725	2,973,226	-672,501	0.01	1,614
November	2,254,639	2,986,362	-731,723	0.01	5,195
December	2,653,509	3,286,892	-633,384	0.01	3,865
Actualization:					10,717
Capitalization:					0
Foreign Corp.:					0
Other					0
T O T A L					30,418

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION %
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	77
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	82
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	70
PLANTA S.L.P. DUQUE DE HERDE	FAB PASTAS	19,260	85
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	58
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	80
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

MAIN RAW MATERIALS					
ANNEX 10					
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION %
	GLASS		VITROCRISA		2.25
	BOX		ENVASES Y EMPAQUES DE MEXICO		1.68
	LABEL		LITOPLAS		2.56
	CAP		ALUCAPS MEXICANA		2.34
	TIN PACKAGE		FABRICA DE ENVASES DEL PACIFI		8.14
	BOTTLE		VIDRIERA QUERETARO		11.57
	SEMOLINA		HARINERA SEIS HERMANOS		5.08
	TETRAPACK		TETRAPAK		1.05
	EGGS		ALIMENTOS LA GRANJA		2.44
	WALL PACKAGE		EMPAQUES DE CARTON TITAN		1.03
	SOY OIL		RAGASA INDUSTRIAS		11.16

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

	TOTAL PRODUCTION		NET SALES				
MAIN PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	MARKET SHARE	TRADEMARKS	CUSTOMERS
SAUCES AND DRESSINGS	19,290	1,733,891	16,397	2,906,225		HERDEZ	CIFRA WALL MART
JUICES, FRUITS AND DESSERTS	4,791	340,242	4,867	596,934		DOÑA MARIA	COMERCIAL MEXICANA
VEGETABLES	3,662	186,527	3,115	498,350		MCCORMICK	GIGANTE
SEA FOOD AND MEATS	2,133	455,778	2,032	586,403		CARLOTA	SORIANA
OTHER	96	19,506	295	97,506		YAVAROS	ISSSTE
PASTAS	9,753	327,659	10,105	591,359		BUFALO	
						BARILLA	
						YEMINA	
T O T A L	39,725	3,063,603	36,811	5,276,777			

	NET SALES			
	VOLUME	AMOUNT		
SAUCES AND DRESSINGS	3,137	349,915	USA	HERDEZ
JUICES, FRUITS AND DESSERTS	65	8,676	CENTROAMERICA	DOÑA MARIA
VEGETABLES	705	64,548	SUDAMERICA	BUFALO
SEA FOOD AND MEATS	25	3,077	EUROPA	
OTHER	56	2,592		
T O T A L	3,988	428,808		

INTEGRATION OF THE PAID SOCIAL CAPITAL

CHARACTERISTICS OF THE SHARES

			Number of Shares				Capital Stock	
Series	Nominal Value	Valid Cupon	Fixed Portion	Variable Portion	Mexicans	Free Suscription	Fixed	Variable
*	0	0	43,200,000	388,799,963	278,091,872	153,908,091	43,227	389,048
			43,200,000	388,799,963	278,091,872	153,908,091	43,227	389,048

	Repurchased Shares		
Series	Number of Shares	Repurchase Price	Market Value
*	37	6.95	7.8000